SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

November 19, 2012

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: November 19, 2012

By: /s/ Susan Swabey
-----------------

Susan Swabey
Company Secretary

Julie Brown Appointed Chief Financial Officer

19 November 2012

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, today announces the appointment of Julie Brown as Chief Financial Officer.  She will formally take up the post by early February 2013, when she will also be appointed to the Board as an Executive Director.

Julie joins from AstraZeneca PLC, where she served as Vice President Group Finance and recently as Interim Chief Financial Officer.  In her 25 years with AstraZeneca (and predecessor companies) she has held a number of senior financial and management positions including Regional Vice President Latin America, Marketing Company President AZ Portugal and Vice President Corporate Strategy and Research and Development Chief Financial Officer.

She qualified as a Chartered Accountant with KPMG and is a Fellow of the Institute of Chartered Accountancy and a Fellow of the Institute of Taxation. Julie is a British national.

Olivier Bohuon, Chief Executive Smith & Nephew, commented:

"Julie is an outstanding leader who brings to Smith & Nephew exceptional financial expertise and a deep knowledge of the healthcare market.  Her ability to build teams and her broad experience working across geographies and within senior commercial roles will undoubtedly enable her to be a strong business partner. I look forward to working closely together as we continue to reshape Smith & Nephew for future success."

Julie Brown commented:

"I am excited to be joining Smith & Nephew with the Company at such an important point in its development, and I am looking forward to working alongside Olivier and the entire Smith & Nephew team." No disclosure obligations arise under paragraphs (1) to (6) of LR 9.6.13 R of the UK Listing Authority's Listing Rules in respect of this appointment.
Enquiries

Investors
Phil Cowdy                                                                 Tel:    +44 (0) 20 7401 7646
Smith & Nephew

Media
Charles Reynolds                                                     Tel:    +44 (0) 20 7401 7646
Smith & Nephew

Justine McIlroy / Andrew Mitchell                       Tel:    +44 (0) 20 7404 5959
Brunswick - London

About Smith & Nephew
Smith & Nephew is a global medical technology business dedicated to helping improve people's lives. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine and Trauma, Smith & Nephew has almost 11,000 employees and a presence in more than 90 countries. Annual sales in 2011 were nearly $4.3 billion. Smith & Nephew is a member of the FTSE100 (LSE: SN, NYSE: SNN).

Forward-looking Statements
This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payors and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions, our success in integrating acquired businesses, and disruption that may result from changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business or competitive nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors.

Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew's expectations.